Exhibit 1

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX REPORTS SECOND-QUARTER 2011 RESULTS

MONTERREY, MEXICO, JULY 22, 2011– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales increased by 9% during the second quarter of 2011 to approximately U.S.$4.1 billion versus the comparable period in 2010. Operating EBITDA declined by 7% during the second quarter of 2011 to U.S.$615 million versus the same period in 2010.

CEMEX’s Consolidated Second-Quarter 2011 Financial and Operational Highlights

•	The increase in consolidated net sales was due to higher volumes mainly from our operations in Northern Europe, South/Central America and the Caribbean, and Mexico.

•	The infrastructure and residential sectors were the main drivers of demand in most of our markets.

•	Free cash flow after maintenance capital expenditures for the quarter was U.S.$18 million, compared with U.S.$187 million in the same quarter of 2010.

•	Operating income in the second quarter declined by 12%, to U.S.$258 million, from the comparable period in 2010.

Fernando A. González, Executive Vice President of Finance and Administration, said: “This is the third consecutive quarter of top-line growth in our results. We are pleased with the quarterly performance of our operations in Northern Europe; the South, Central American and Caribbean region; and Mexico, which helped mitigate the challenging conditions of the construction sector in the United States.

We also remain focused on our transformation process, which will reach a run rate of US$400 million in recurring improvement in our steady state EBITDA by the end of 2012.”

Consolidated Corporate Results

During the second quarter of 2011, controlling interest net income was a loss of U.S.$294 million, slightly better than the loss of U.S.$306 million in the same period last year.

Geographical Markets Second Quarter 2011 Highlights

Net sales in our operations in Mexico increased 5% in the second quarter of 2011 to U.S.$968 million, compared with U.S.$923 million in the second quarter of 2010. Operating EBITDA declined by 4% to U.S.$309 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$619 million in the second quarter of 2011, down 9% from the same period in 2010. Operating EBITDA was a loss of U.S.$22 million in the quarter.

In Northern Europe, net sales for the second quarter of 2011 increased 24% to U.S.$1.35 billion, compared with U.S.$1.10 billion in the second quarter of 2010. Operating EBITDA was U.S.$152 million for the quarter, 52% higher than the same period last year.

Second-quarter net sales in the Mediterranean region were U.S.$477 million, flat versus the same quarter in 2010. Operating EBITDA decreased 15% to U.S.$125 million for the quarter versus the comparable period in 2010.

CEMEX’s operations in South/Central America and the Caribbean reported net sales of U.S.$442 million during the second quarter of 2011, representing an increase of 23% over the same period of 2010. Operating EBITDA decreased 3% to U.S.$125 million in the second quarter of 2011, from U.S.$128 million in the second quarter of 2010.

Operations in Asia reported a 9% decrease in net sales for the second quarter of 2011, to U.S.$129 million, versus the second quarter of 2010, and Operating EBITDA for the quarter was U.S.$22 million, down 45% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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